File No. 812-

Before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

CM FINANCE INC, CM CREDIT OPPORTUNITIES BDC I INC., CM INVESTMENT

PARTNERS LLC, CM CREDIT OPPORTUNITY FUND I LLC AND CM FINANCE SPV LTD.

APPLICATION FOR AN ORDER UNDER

SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF

1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY

SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF

1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

Please direct all communications,	Copies to:
notices and orders to:

Michael C. Mauer	Steven B. Boehm, Esq.
CM Finance Inc	Stephani M. Hildebrandt, Esq.
601 Lexington Avenue, 26th Floor	Eversheds Sutherland (US) LLP
New York, NY 10022	700 Sixth Street, NW, Suite 700
(212) 255-5199	Washington, DC 20001-3980
(202) 637-3593 (fax)

December 13, 2017

This document contains 24 pages (including exhibits), which have been numbered sequentially.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

CM FINANCE INC, CM CREDIT

OPPORTUNITIES BDC I INC., CM

INVESTMENT PARTNERS LLC, CM

CREDIT OPPORTUNITY FUND I LLC

AND CM FINANCE SPV LTD.

601 Lexington Avenue, 26th Floor

New York, NY 10022

) ) ) ) ) ) ) ) ) ) )	Application for an Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d–1 under the Investment Company Act of 1940 Permitting Certain Joint Transactions Otherwise Prohibited by Sections 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d–1 under the Investment Company Act of 1940.

I. Summary of Application

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d–1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the Commission under the 1940 Act:

•	CM Finance Inc (“CMFN”),

•	CM Credit Opportunities BDC I Inc. (“CM Credit” and together with CMFN, the “Existing Regulated Funds”)

•	CM Finance SPV Ltd., a Wholly-Owned Investment Sub (as defined below) of CMFN (“CM SPV”),

•	CM Credit Opportunity Fund I LLC (the “Existing Affiliated Fund”), and

•	CM Investment Partners LLC (“CM Adviser”) on behalf of itself and its successors,[1] and together with the Existing Regulated Funds, CM SPV and the Existing Affiliated Fund, the “Applicants”).

In particular, the relief requested in this application (the “Application”) would permit a Regulated Fund2 and one or more other Regulated Funds and/or one or more Affiliated Funds3 to participate in the same investment

1 The term “successor,” as applied to each Adviser (as defined below), means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

2 “Regulated Fund” means the Existing Regulated Funds and any Future Regulated Fund. “Future Regulated Fund” means any closed-end management investment company (a) that is registered under the 1940 Act or has elected to be regulated as a BDC (as defined below), (b) whose investment adviser is an Adviser, and (c) that intends to participate in the Co-Investment Program. The term “Adviser” means (a) CM Adviser and (b) any future investment adviser that controls, is controlled by or opportunities through a proposed co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited under Section 57(a)(4) and Rule 17d-1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price (“Private Placement Securities”);4 and (b) making additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”). “Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub (as defined below)) participated together with one or more other Regulated Funds and/or one or more Affiliated Funds in reliance on the requested Order.5 “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

A Regulated Fund may, from time to time, form a special purpose subsidiary (a “Wholly-Owned Investment Sub”) (i) that is wholly-owned by a Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of the Regulated Fund (and, in the case of an SBIC Subsidiary,6 maintain a license under the SBA Act and issue debentures guaranteed by the SBA); (iii) with respect to which the Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the conditions to this Application; and (iv) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. All subsidiaries of the Regulated Funds participating in Co-Investment Transactions will be Wholly-Owned Investment Subs and will have Objectives and Strategies (as defined below) that are either the same as, or a subset of, the respective Regulated Fund’s Objectives and Strategies.

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application. Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.7 is under common control with CM Adviser and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

3 “Affiliated Fund” means the Existing Affiliated Fund and any Future Affiliated Fund. “Future Affiliated Fund” means any entity (a) whose investment adviser is an Adviser, (b) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, and (c) that intends to participate in the Co-Investment Program.

4 The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”).

5 No Non-Interested Director (as defined below) of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

6 “SBIC Subsidiary” means any Wholly-Owned Investment Sub (as defined below) that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended, (the “SBA Act”) as a small business investment company (an “SBIC”).

7 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II. Background

The Existing Regulated Funds

CMFN

CMFN is a Maryland corporation that is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act. 8 The common stock of CMFN trades on the NASDAQ Global Select Market under the symbol “CMFN.” CMFN was formed in February 2012 as CM Finance LLC. Immediately prior to CMFN’s initial public offering, CM Finance LLC was merged with and into CMFN. CMFN completed its initial public offering on February 11, 2014. CMFN is managed by CM Adviser, which also provides CMFN with administrative services. CM SPV is a Wholly-Owned Investment Sub of CMFN. In addition, for income tax purposes, CMFN has elected to be treated as a regulated investment company under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to so qualify for so long as it maintains its BDC status. CMFN’s principal place of business is 601 Lexington Avenue, 26th Floor, New York, New York 10022.

CMFN invests primarily in U.S. middle-market companies that have annual revenues of at least $50 million and earnings before interest, taxes, depreciation and amortization (“EBITDA”) of at least $15 million. CMFN invests in unitranche loans and standalone second and first lien loans. CMFN also selectively invests in unsecured debt, bonds and in the equity of portfolio companies through warrants, in most cases taking such upside participation interests as part of a broader investment relationship. CMFN’s Objectives and Strategies9 are to maximize total return to shareholders in the form of current income and capital appreciation by investing directly in privately held middle-market companies.

The board of directors of CMFN (the “CMFN Board”)10 is comprised of six directors, four of whom are not “interested persons,” within the meaning of Section 2(a)(19) of the 1940 Act (the “Non-Interested Directors”). No Non-Interested Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than through an interest (if any) in the securities of CMFN.

Each of Michael C. Mauer, Christopher E. Jansen, Stifel Venture Corp. (“Stifel”), and certain funds (the “Cyrus Funds”) managed by Cyrus Capital Advisors, L.L.C. own a direct or indirect interest in both CMFN and CM Adviser, as discussed below.

8 Section 2(a)(48) of the 1940 Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

9 “Objectives and Strategies” means a Regulated Fund’s investment objectives and strategies, as described in its most current registration statement on Form N-2 (or, if applicable, Form 10), other filings the Regulated Fund has made with the Commission under the 1933 Act, or under the Securities Exchange Act of 1934, as amended, and the Regulated Fund’s reports to shareholders.

10 The term “Board” refers to the board of directors or trustees of any Regulated Fund.

Stifel owns approximately 15.9% of CMFN’s common stock. Stifel is a wholly-owned subsidiary of Stifel Financial Corp. Pursuant to an irrevocable proxy granted by Stifel to CMFN, Stifel has granted CMFN the right to vote the shares of CMFN’s common stock held by Stifel in excess of 4.9% of its total outstanding common stock in the same percentages that CMFN’s other shareholders vote their shares. Stifel has the right to nominate for election a member of the CMFN Board, who would be considered “interested” for purposes of the 1940 Act. Stifel has not exercised its right to nominate for election a member of the CMFN Board.

Stifel has agreed to use its commercially reasonable efforts to present to CM Adviser the opportunity to review and bid on certain Stifel Nicolaus & Company, Incorporated-originated leveraged finance and high yield corporate debt opportunities consistent with CMFN’s investment strategy. Subject to the approval of the CMFN Board, including the “required majority” of the CMFN Board as defined in Section 57(o) of the 1940 Act, and certain other limitations, Stifel may invest in the same portfolio companies that CMFN invests in (including any Co-Investment Transaction).

Cyrus Capital Advisors, L.L.C. is currently the investment manager to the Cyrus Funds, which, in the aggregate, own approximately 27.9% of CMFN’s common stock. Pursuant to an irrevocable proxy granted by the Cyrus Funds, the shares of CMFN held by the Cyrus Funds must be voted in the same manner that CMFN’s other shareholders, excluding Stifel, vote their shares.

Subject to the approval of the CMFN Board, including the “required majority” of the CMFN Board as defined in Section 57(o) of the 1940 Act, and certain other limitations, the Cyrus Funds or another fund managed by Cyrus Capital Advisors, L.L.C. has in the past and may in the future invest in the same portfolio companies that CMFN invests in (including any Co-Investment Transaction) to the extent that any such investment in a portfolio company is consistent with the strategy of the Cyrus Funds or another fund managed by Cyrus Capital Advisors, L.L.C.

None of Stifel, Mr. Mauer or Mr. Jansen are affiliated with the Cyrus Funds or Cyrus Capital Advisors, L.L.C. The Cyrus Funds and Cyrus Capital Advisors, L.L.C. are affiliated because Cyrus Capital Advisors, L.L.C. is the investment adviser to each of the Cyrus Funds.

CM Credit

CM Credit was formed as a Maryland corporation on August 14, 2017 and is structured as an externally managed, non-diversified closed-end management investment company. CM Credit intends to file an election to be regulated as a BDC prior to the issuance of its common stock to investors in a private placement transaction.

CM Credit expects to elect to be treated as a regulated investment company under Subchapter M of the Code, and thereafter intends to continue to so qualify for so long as it maintains BDC status. CM Credit’s principal place of business is 601 Lexington Avenue, 26th Floor, New York, New York 10022.

CM Credit’s Objectives and Strategies are to generate current income and capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. CM Credit will seek to invest primarily in middle-market companies and leveraged companies that have annual revenues of at least $50 million and EBITDA of at least $15 million. CM Credit will be managed by CM Adviser.

The board of directors of CM Credit (the “CM Credit Board”) will be comprised of a majority of Non-Interested Directors. No Non-Interested Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than through an interest (if any) in the securities of CM Credit.

The Existing Affiliated Fund

The Existing Affiliated Fund was formed as a Delaware limited liability company on September 4, 2014. The Existing Affiliated Fund’s investment objective is to seek current income and capital appreciation by investing primarily in middle-market companies that have annual revenues of at least $50 million and EBITDA of at least $15 million. The Existing Affiliated Fund will be managed by CM Adviser. The Existing Affiliated Fund would be an investment company but for the exclusion from the definition of investment company provided by Section 3(c)(7) of the 1940 Act. Its investment objective and investment policies overlap to an extent with those of CMFN and CM Credit.

CM Adviser

CM Adviser was formed as a Delaware limited liability company on July 25, 2013 and is an investment adviser registered with the Commission under the Advisers Act. CM Adviser serves as the investment adviser to CMFN and manages its portfolio in accordance with CMFN’s Objectives and Strategies. In addition, CM Adviser will serve as the investment adviser to CM Credit and the Existing Affiliated Fund, respectively, and will manage their portfolios in accordance with CM Credit’s and the Existing Affiliated Fund’s respective Objectives and Strategies.

Mr. Mauer, the Existing Regulated Funds’ Chief Executive Officer, and Mr. Jansen, the Existing Regulated Funds’ President, Treasurer and Secretary, each own an interest in CM Adviser, and Mr. Mauer, through a wholly-owned limited liability company, acts as managing member of CM Adviser.

CM Adviser manages CMFN, and will manage CM Credit, pursuant to the terms of their respective investment advisory agreements. Under the terms of CMFN’s investment advisory agreement with CM Adviser, CM Adviser, subject to the overall supervision of the CMFN Board, manages the day-to-day operations of, and provides investment advisory services to, CMFN. CM Adviser, among other things, determines the composition of CMFN’s portfolio, the nature and timing of the changes to CMFN’s portfolio and the manner of implementing such changes; identifies, evaluates and negotiates the structure of the investments that CMFN makes; executes, closes, monitors and services the investments the CMFN makes; and determines what investments CMFN will purchase, retain or sell. Pursuant to CM Credit’s investment advisory agreement, subject to the overall supervision of the CM Credit Board, CM Adviser will manage the day-to-day operations of, and provide investment advisory services to, CM Credit.

Stifel owns an interest in CM Adviser. Pursuant to CM Adviser’s Limited Liability Company Agreement, Stifel has the right to appoint a representative to CM Adviser’s three-member board of managers, who has a 20% vote on any matter brought before the board of managers. Stifel also has the right to designate one of the members of CM Adviser’s investment committee. Stifel does not have any rights to exercise a controlling influence over CMFN’s day-to-day operations or CM Adviser’s investment management functions.

CM Adviser’s board of managers currently consists of Messrs. Mauer and Jansen, the Co-Chief Investment Officers, and Mr. Victor Nesi, Stifel’s appointee to the board of managers. CM Adviser’s investment team (the “Investment Team”) is led by Messrs. Mauer and Jansen and supported by four additional investment professionals. CM Adviser’s investment committee consists of Messrs. Mauer and Jansen and Andrew Muns, each a senior member of the Investment Team, and Michael Nitka, Stifel’s designee to CM Adviser’s investment committee. Every initial investment requires the approval of a majority of CM Adviser’s investment committee and such majority must include both Messrs. Mauer and Jansen. Follow-on investments in an existing portfolio company and investment dispositions require approval by a majority of CM Adviser’s investment committee. Mr. Muns may also provide services to Stifel pursuant to a personnel sharing arrangement under the Stifel arrangement. Although Mr. Muns dedicates substantially all of his time to the business and activities of CM Adviser, he may continue to engage in investment advisory activities for Stifel from time to time. Messrs. Mauer and Jansen monitor the activities of the members of the Investment Team for any conflicts of interest and will seek to resolve them on the Regulated Fund’s behalf, subject to the oversight of the applicable Regulated Fund’s Board. As members of CM Adviser’s investment committee, Messrs. Nitka and Muns will recuse themselves from consideration of any potential conflict related to Stifel, should any such conflicts arise.

Each of the Cyrus Funds owns an indirect economic interest in CM Adviser. The Cyrus Funds have granted Mr. Mauer through his wholly-owned limited liability company an irrevocable proxy to vote on any matters that come before the members of CM Adviser. Cyrus Capital Advisors, L.L.C. is controlled by Stephen C. Freidheim.

III. Order Requested

The Applicants request the Order of the Commission under Sections 17(d) and 57(i) under the 1940 Act, and Rule 17d-l under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), one or more Regulated Funds to be able to participate in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Funds.

The Regulated Funds and the Affiliated Funds seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act. This Application seeks relief in order to (i) enable the Regulated Funds and the Affiliated Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future, and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A. Section 17(d) and Section 57(a)(4)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d–1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, with regard to BDCs, Section 57(a)(4) of the 1940 Act prohibits certain persons specified in Section 57(b) of the 1940 Act from participating in a joint transaction with a BDC or a company controlled by a BDC in contravention of rules as prescribed by the Commission. In particular Section 57(a)(4) of the 1940 Act applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC, or any person (other than the BDC itself) who is an affiliated person of the foregoing pursuant to Section 2(a)(3)(C) of the 1940 Act; or

•	Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC,[11] or any person who is an affiliated person of any of the foregoing within the meaning of Section 2(a)(3)(C) or (D) of the 1940 Act.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) of the 1940 Act, a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.12

CM Adviser is the investment adviser to CMFN, and will serve as the investment adviser to CM Credit and the Existing Affiliated Fund, and an Adviser will serve as the investment adviser to each of the Future Regulated Funds and each of the Future Affiliated Funds. CM Adviser may be deemed to control the Existing Regulated Funds and the Existing Affiliated Fund, and any other Adviser will be controlling, controlled by, or under common control with CM Adviser. As a result, the Regulated Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act. In addition, the Affiliated Funds may be deemed to be under common control with the Regulated Funds, and thus affiliated persons of each Regulated Fund under Section 2(a)(3)(C) of the 1940 Act. As a result, these relationships might cause a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds participating in Co-Investment Transactions to be subject to Sections 17(d) or 57(a)(4) of the 1940 Act, and thus subject to the provisions of Rule 17d-l of the 1940 Act.

11 Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.

12 See, e.g., In re Investment Company Mergers, SEC Rel. No. IC–25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”).

B. Rule 17d–1

Rule 17d–l under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d–1 was promulgated by the Commission pursuant to Section 17(d) of the 1940 Act and made applicable to BDCs by Section 57(i) of the 1940 Act. Section 57(i) of the 1940 Act provides that, until the Commission prescribes rules under Section 57(a)(4) of the 1940 Act, the Commission’s rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies will be deemed to apply. Because the Commission has not adopted any rules under Section 57(a)(4) of the 1940 Act, Rule 17d–I under the 1940 Act applies.

Applicants seek relief pursuant to Rule 17d-l under the 1940 Act, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d–l under the 1940 Act, the Commission is directed by Rule 17d–1(b) under the 1940 Act to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d) of the 1940 Act, upon which Rule 17d–1 under the 1940 Act is based, and upon which Section 57(a)(4) of the 1940 Act was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Securities and Exchange Commission v. Talley Industries. Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied 393 U.S. 1015 (1969). Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under section 17 of the 1940 Act, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.” H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

Applicants believe that the terms and conditions of this Application would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) of the 1940 Act were designed to prevent would be addressed and the standards for an order under Rule 17d–1 under the 1940 Act are met.

C. Protection Provided by the Proposed Conditions

Applicants believe that the proposed conditions, as discussed more fully in Section III.D. of this Application (the “Conditions”), will ensure the protection of shareholders of the Regulated Funds and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that each Regulated Fund would only invest in investments that are appropriate to the interests of shareholders and the investment needs and abilities of that Regulated Fund. In addition, each Regulated Fund would be able to invest on equal footing with each other Regulated Fund and the Affiliated Funds, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights. Each Regulated Fund would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other conditions. Each Regulated Fund would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the applicable Adviser, or shared pro-rata among the Regulated Funds and Affiliated Funds who participate in the Co-Investment Transactions. The conditions would also prevent a Regulated Fund from investing in any current investments of an affiliated person, which eliminates the possibility of a Regulated Fund from being forced to invest in a manner that would benefit an affiliated person’s existing investment. Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

The Conditions impose a variety of duties on the Advisers with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Funds. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Fund. In addition, when considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Adviser will consider only the Objectives and Strategies, investment policies, investment positions, Available Capital (defined below), and other pertinent factors applicable to that Regulated Fund. Each Adviser, as applicable, undertakes to perform these duties consistently for each Regulated Fund, as applicable, regardless of which of them serves as investment adviser to these entities. The participation of a Regulated Fund in a Potential Co-Investment Transaction may only be approved by a required majority, as defined in Section 57(o) (a “Required Majority”), of the directors of the Board eligible to vote on that Co-Investment Transaction under Section 57(o) (the “Eligible Directors”).13

The amount of each Regulated Fund’s capital available for investment (“Available Capital”) will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund’s directors, general partner, managing member or adviser or imposed by applicable laws, rules, regulations or interpretations.

If the Advisers, the principal owners of any of the Advisers (the “Principals”), or any person controlling, controlled by, or under common control with the Advisers or the Principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 14.

13 In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).

Applicants believe that this condition will ensure that the Non-Interested Directors will act independently in evaluating the Co-Investment Program, because the ability of the Advisers or the Principals to influence the Non-Interested Directors by a suggestion, explicit or implied, that the Non-Interested Directors can be removed will be limited significantly. If an independent party is engaged pursuant to Condition 14, the Non-Interested Directors shall evaluate and approve such independent party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

In sum, the Applicants believe that the proposed conditions would ensure that each Regulated Fund that participates in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants. As a result, the Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

With respect to each Wholly-Owned Investment Sub, such a subsidiary would be prohibited from investing in a Co-Investment Transaction with an Affiliated Fund or Regulated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Sub. The Regulated Fund’s Board would make all relevant determinations under the Conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Regulated Fund’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund’s place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

D. Proposed Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1. Each time an Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Fund that falls within a Regulated Fund’s then-current Objectives and Strategies, the Regulated Fund’s Adviser will make an independent determination of the appropriateness of the investment for such Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.         (a) If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s Available Capital, up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party’s Available Capital to assist the Eligible Directors with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii) the Potential Co-Investment Transaction is consistent with:

(A) the interests of the shareholders of the Regulated Fund; and

(B) the Regulated Fund’s then-current Objectives and Strategies;

(iii) the investment by any other Regulated Funds or Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of other Regulated Funds or Affiliated Funds; provided that, if any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B) the applicable Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that any Affiliated Fund or any Regulated Fund or any affiliated person of any Affiliated Fund or any Regulated Fund receives in connection with the right of the Affiliated Fund or a Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party’s investment; and

(iv) the proposed investment by the Regulated Fund will not benefit the Advisers, the Affiliated Funds or the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with condition 8,14 a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Fund, or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor.

6. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to an Affiliated Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.        (a) If any Affiliated Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Advisers will:

(i) notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b) Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds and Regulated Funds.

14 This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which the Regulated Fund already holds investments.

(c) A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(d) Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8.         (a) If any Affiliated Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Advisers will:

(i) notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b) A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(c) If, with respect to any Follow-On Investment:

(i) the amount of the opportunity is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, then the investment opportunity will be allocated among them pro rata based on each participant’s Available Capital, up to the maximum amount proposed to be invested by each.

(d) The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this application.

9. The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f) of the 1940 Act.

11. No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of an Affiliated Fund.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with Affiliated Funds and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13. Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable), received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Advisers, the other Regulated Funds or any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C); and (b) in the case of an Adviser, investment advisory fees paid in accordance with the agreement between the Adviser and the Regulated Fund or Affiliated Fund.

14. If the Holders own in the aggregate more than 25% of the Shares of a Regulated Fund, then the Holders will vote such Shares (i) as directed by an independent third party, or (ii) in the same percentages as the Company’s other shareholders (not including the Holders) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the 1940 Act or applicable State law affecting the Board’s composition, size or manner of election.

15. Each Regulated Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4) under the 1940 Act, will prepare an annual report for its Board that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and conditions of the Application and the procedures established to achieve such compliance.

IV. Statement in Support of Relief Requested

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the terms and conditions set forth in this Application.

A. Potential Benefits

In the absence of the relief sought hereby, in some circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d) and Section 57(a)(4) of the 1940 Act and Rule 17d–1 under the 1940 Act should not prevent BDCs and registered closed–end investment companies from making investments that are in the best interests of their shareholders.

In cases where the Advisers identify investment opportunities requiring larger capital commitments, they must seek the participation of other entities with similar investment styles. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Regulated Fund to participate with one or more of the Affiliated Funds and the other Regulated Funds in larger financing commitments, which would, in turn, be expected to obtain discounted prices and increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Funds. Indeed, each Regulated Fund’s inability to co-invest with one or more of the Affiliated Funds and the other Regulated Funds could potentially result in the loss of beneficial investment opportunities for such Regulated Fund and, in turn, adversely affect such Regulated Fund’s shareholders. For example, a Regulated Fund may lose investment opportunities if the Adviser cannot provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by an Adviser due to a Regulated Fund’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). To the extent there is an investment that falls within the Objectives and Strategies of a Regulated Fund and one or more other Regulated Funds and/or the investment objectives and strategies of one or more Affiliated Funds, it is expected that a Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds, with certain exceptions based on available capital or diversification. The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board of each Regulated Fund, including the Non-Interested Directors, has (or will have prior to relying on the requested Order) determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund will be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund will be able to participate in larger transactions; (iii) the Regulated Fund will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and conditions of the proposed

Order are fair to the Regulated Funds and their shareholders. The Board of each of the Existing Regulated Funds, including the Non-Interested Directors, also determined that it is in the best interests of the Existing Regulated Funds and their shareholders to obtain the Order at the earliest possible time and instructed the officers of the Existing Regulated Funds, the Advisers and counsel to use all appropriate efforts to accomplish such goal. For these reasons, the CMFN Board and the CM Credit Board have determined (or will have prior to relying on the requested Order) that it is proper and desirable for the CMFN and CM Credit, respectively, to participate in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Funds.

B. Protective Representations and Conditions

The terms and conditions set forth in this application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Funds and Affiliated Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the applicable Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund’s Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

The Applicants believe that participation by the Regulated Funds in pro rata dispositions and Follow-On Investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. The Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2 under the 1940 Act, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a Wholly-Owned Investment Sub is involved in a Co-Investment Transaction as each Wholly-Owned Investment Sub will be treated as one company with its parent for purposes of this Application.

V. Precedents

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Securities. See MVC Capital, Inc., et al. (File No. 812-14720) Investment Company Act Rel. Nos. 32769 (August 1, 2017) (notice) and 32797 (August 28, 2017) (order); 1989 BDC, Inc., et al. (File No. 812-14682) Investment Company Act Rel. Nos. 32687 (June 21, 2017) (notice) and 32735 (July 18, 2017) (order); Corporate Capital Trust, Inc., et al. (File No. 812-14408) Investment Company Act Rel. Nos. 32642 (May 22, 2017) (notice) and 32683 (June 19, 2017) (order); TICC Capital Corp., et al. (File No. 812-14707) Investment Company Act Rel. Nos. 32641 (May 19, 2017) (notice) and 32680 (June 14, 2017) (order); Solar Capital Ltd., et al. (File No. 812-14735) Investment Company Act Rel. Nos. 32638 (May 17, 2017) (notice) and 32677 (June 13, 2017) (order).

VI. Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated below:

CM Finance Inc

601 Lexington Avenue, 26th Floor

Attention: Michael C. Mauer

(212) 255-5199 (Tel.)

Applicants further state that all written or oral communications concerning this Application should be directed to:

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001-3980

Attention: Steven B. Boehm, Esq.

                 Stephani M. Hildebrandt, Esq.

(202) 383-0100 (Tel.)

(202) 637-3593 (Fax)

The Applicants desire that the Commission issue an Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibit A.

Pursuant to Rule 0-2 under the 1940 Act, each Applicant declares that this Application for a Commission order is signed on behalf of each Applicant, pursuant to the general authority vested in each signatory by the Certificate of Incorporation and By-laws, Certificate of Formation and Limited Liability Company Agreement of each Applicant, or other similar document, or, with regard to CMFN and CM Credit, pursuant to the resolutions attached hereto as Exhibits B and C, respectively.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

VII. Request for Order of Exemption

For the foregoing reasons, the Applicants request that the Commission enter an Order under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d–1 under the 1940 Act granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

Dated: December 13, 2017

CM FINANCE INC

By: /s/ Michael C. Mauer
Name: Michael C. Mauer
Title: Chief Executive Officer and Chairman of the Board

CM CREDIT OPPORTUNITIES BDC I INC.

By: /s/ Michael C. Mauer
Name: Michael C. Mauer
Title: Chief Executive Officer and Chairman of the Board

CM INVESTMENT PARTNERS LLC

By: /s/ Michael C. Mauer
Name: Michael C. Mauer
Title: Co-Chief Investment Officer

CM CREDIT OPPORTUNITY FUND I LLC

By: /s/ Michael C. Mauer
Name: Michael C. Mauer
Title: Authorized Person

CM FINANCE SPV LTD.

By: /s/ Michael C. Mauer
Name: Michael C. Mauer
Title: Authorized Person

Exhibit A

Verification

The undersigned states that he has duly executed the attached application for an order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated as of December 13, 2017 for and on behalf of each entity listed below; that he is the authorized person of each such entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CM FINANCE INC

By: /s/ Michael C. Mauer
Name: Michael C. Mauer
Title: Chief Executive Officer and Chairman of the Board

CM CREDIT OPPORTUNITIES BDC I INC.

By: /s/ Michael C. Mauer
Name: Michael C. Mauer
Title: Chief Executive Officer and Chairman of the Board

CM INVESTMENT PARTNERS LLC

By: /s/ Michael C. Mauer
Name: Michael C. Mauer
Title: Co-Chief Investment Officer

CM CREDIT OPPORTUNITY FUND I LLC

By: /s/ Michael C. Mauer
Name: Michael C. Mauer
Title: Authorized Person

CM FINANCE SPV LTD.

By: /s/ Michael C. Mauer
Name: Michael C. Mauer
Title: Authorized Person

Exhibit B

Resolutions Adopted by the Board of Directors of CM Finance Inc

WHEREAS, the Board believes it is in the best interests of CM Finance Inc (the “Company”) to file an application with the Commission for an order pursuant to Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-l promulgated under the 1940 Act (the “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act, all as more fully set forth in the draft Application that has been presented to the Board; and

WHEREAS, the Board has reviewed the Application, a copy of which is attached hereto as Exhibit A.

NOW, THEREFORE, BE IT RESOLVED, that the Chief Executive Officer, Chief Financial Officer and Secretary of the Company (each an “Authorized Officer” and, collectively, the “Authorized Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the Commission the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Commission and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

(Adopted on November 7, 2017)

Exhibit C

Resolutions Adopted by the Sole Director of CM Credit Opportunities BDC I Inc.

WHEREAS, the Board believes it is in the best interests of CM Credit Opportunities BDC I Inc. (the “Company”) to file an application with the Commission for an order pursuant to Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-l promulgated under the 1940 Act (the “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act, all as more fully set forth in the draft Application that has been presented to the Board; and

WHEREAS, the Board has reviewed the Application, a copy of which is attached hereto as Exhibit A.

NOW, THEREFORE, BE IT RESOLVED, that the Chief Executive Officer, Chief Financial Officer and Secretary of the Company (each an “Authorized Officer” and, collectively, the “Authorized Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the Commission the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Commission and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

(Adopted by Written Consent dated December 7, 2017)